Exhibit 4.8

___________________,

Dear Sir,

You are _____________ of Compugen Ltd. (the “Company”) [reporting to the Chief Executive Officer of the Company], and in order to enhance your service to the Company in an effective manner, the Company desires to provide for your indemnification and exemption and release as set forth herein (the “Letter of Indemnification and Exemption”), to the fullest extent permitted by law and the Company's Articles of Association, as shall be in effect from time to time (the “Articles of Association”).

In consideration of your service to the Company, the Company hereby agrees as follows:

1.           The Company hereby undertakes to indemnify you to the fullest extent permitted by law in respect of any act or omission (“action”) taken or made by you in your capacity as an office holder of the Company, as follows:

1.1           for any monetary liability or obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by a court;

1.2          for any payments which you are obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the “Securities Law”) and expenses incurred by you in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorneys’ fees, or in connection with Article D of Chapter Four of Part Nine of the Israel Companies Law, 5759-1999 (the “Companies Law”);

1.3          for reasonable litigation expenses, including attorneys’ fees, incurred by you or which you are ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in a criminal action in which you are acquitted or in a criminal action in which you are convicted of an offense that does not require proof of criminal intent;

1.4          for reasonable litigation expenses, including attorneys’ fees, incurred by you in consequence of an investigation or proceeding instituted against you by an authority that is authorized to conduct such investigation or proceeding, and which was concluded without filing of an indictment against you and without a financial obligation imposed on you in lieu of criminal proceedings (as such terms are defined in the Companies Law), or which was concluded without filing of an indictment against you but with a financial obligation imposed on you in lieu of criminal proceedings in respect of an offense that does not require proof of criminal intent or in connection with a monetary sanction; and

1.5          for expenses incurred by you in connection with a proceeding under Chapter G'1, of the Israel Restrictive Trade Practices Law, 5748-1988, including reasonable litigation expenses, including attorneys’ fees.

The above indemnification will also apply with respect to your service as, at the request of the Company, and to any action taken by you in your capacity as, a director, board observer or other office holder of any other entity directly or indirectly controlled by or under common control with, the Company (a “Subsidiary”) or in your capacity as a director, board observer or other office holder of any other corporation in which the Company holds an equity interest (“Affiliate”) and references herein to the Company shall include Subsidiaries and Affiliates where appropriate.

2.          The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1          a breach of your duty of loyalty to the Company, except for a breach of such duty of loyalty while acting in good faith and having reasonable grounds to assume that such act would not prejudice the interests of the Company or as otherwise permitted by law;

2.2          an intentional or reckless breach of your duty of care to the Company, unless the breach was committed only in negligence;

2.3          an action taken by you with the intent of unlawfully realizing personal gain;

2.4          a fine, monetary sanction, forfeit or penalty imposed upon you; and

2.5          a counterclaim brought by the Company or in its name in connection with a  claim or proceeding against the Company initiated or filed voluntarily by you, other than by way of defense or by way of countersuit or third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld.

3.           The Company will make available all amounts payable to you in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), including with respect to any claim against you initiated by the Company or on its behalf, and with respect to items referred to in Sections 1.2, 1.3, 1.4, and 1.5 above, even prior to a court decision, but in any event the Company has no duty to advance payments earlier than four (4) business days following receipt of a written request therefor by you to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent and the applicable appeal period has lapsed. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.           The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or other office holder of the Company provided that the obligations with respect to which you will be indemnified hereunder are in respect of actions taken by you while you were a director or other office holder of the Company as aforesaid, and in such capacity.

5.           The indemnification will be limited to the payments and expenses mentioned in Sections 1.2, 1.3, 1.4 and 1.5 above (pursuant and subject to Section 3 above and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and to the matters mentioned in Section 1.1 above insofar as they result from, or are connected to, events and circumstances set forth in Schedule A hereto, which are deemed by the Company's Board of Directors, based on the current activities of the Company, to be foreseeable as of the date hereof.

6.          The indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters mentioned in Section 1.1 above insofar as they result from, or are connected to, events and circumstances set forth in Schedule A hereto, jointly and in the aggregate, shall not exceed the higher of the following: (i) an amount equal to 25% of the Company’s shareholders’ equity of the Company, per the most recent financial statements (audited or reviewed) after the time that notice is provided to the Company; or (y) $20 million (Twenty Million U.S. Dollars), provided that if such amount is insufficient to cover all amounts to which such persons are entitled pursuant to such undertaking of the Company, such amount shall be allocated to such persons pro rata to the amounts to which they are so entitled.

7.          The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.           Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money that you will be obligated to pay, in those circumstances for which indemnification is permitted under applicable law, the Articles of Association and under this Letter of Indemnification and Exemption.

9.           The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder. Furthermore, by accepting this Letter of Indemnification and Exemption, you assign all rights thereto to the Company. In the event of payment by the Company pursuant to this Letter of Indemnification and Exemption, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all documents required, and shall do everything that may be necessary, to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

10.           In all indemnifiable circumstances, indemnification will be subject to the following:

10.1           You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, however, your failure to notify the Company as aforesaid shall not derogate from your right to be indemnified as provided herein (except to the extent that such failure to notify causes the Company damages). You shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings or possible or threatened proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you in connection with your actions as an office holder of the Company.

10.2           Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. In such case, the Company shall pay the fees and expenses of such counsel. The Company shall notify you of any such decision to defend within ten (10) calendar days of receipt of notice of any such proceeding.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and Exemption and/or pursuant to law. The Company shall not, without your prior written consent, consent to the entry of any judgment against you or enter into any settlement or compromise which (i) includes an admission of your fault, (ii) does not include, as an unconditional term thereof, the full release of you from all liability in respect of such proceeding or (iii) is not fully indemnifiable pursuant to this Letter of Indemnification and Exemption and pursuant to law. This paragraph shall not apply to a proceeding brought by you under Section 10.7 below.

10.3           You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4           Notwithstanding the provisions of Sections 10.2 and 10.3 above, (i) if in a proceeding to which you are a party by reason of your status as a director or other office holder of the Company and the named parties to any such proceeding include both you and the Company, a conflict of interest or potential conflict of interest (including the availability to the Company, on the one hand, and you, on the other hand, of different or inconsistent defenses or counterclaims) exists between you and the Company, or (ii) if the Company fails to assume the defense of such proceeding in a timely manner, you shall be entitled to be represented by separate legal counsel, which shall represent other persons similarly situated, of the Company’s choice and reasonably acceptable to you and such other persons, at the expense of the Company. In addition, if the Company fails to comply with any of its material obligations under this Letter of Indemnification and Exemption or in the event that the Company or any other person takes any action to declare this Letter of Indemnification and Exemption void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from you the benefits intended to be provided to you hereunder, you shall have the right to retain counsel of your choice, and reasonably acceptable to the Company to represent you in connection with any such matter, and, except with respect to such actions, suits or proceedings brought by the Company that are resolved in favor of the Company, at the expense of the Company.

10.5          If, in accordance with Section 10.2 (but subject to Section 10.4) above, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification and Exemption or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, unless (i) the Company shall not have assumed the conduct of your defense as contemplated, (ii) the Company refers the conduct of your defense to an attorney who is not, upon reasonable grounds, acceptable to you, (iii) the named parties to any such action (including any impleaded parties) include both you and the Company, and joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between you and the Company, or (iv) the Company shall agree to such expenses, in either of which events all reasonable fees and expenses of your counsel shall be borne by the Company.

10.6          The Company will have no liability or obligation pursuant to this Letter of Indemnification and Exemption to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.7          If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof. In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to timely determine your right to indemnification hereunder or fails to make such payment or advancement, you may petition any court which has jurisdiction to enforce the Company’s obligations hereunder. The Company agrees to reimburse you in full for any reasonable expenses incurred by you in connection with investigating, preparing for, litigating, defending or settling any action brought by you under the immediately preceding sentence, except where such action or any claim or counterclaim in connection therewith is resolved in favor of the Company.

11.           The Company hereby exempts and releases you, to the fullest extent permitted by law, from and against any liability for monetary or other damages due to or arising or resulting from a breach of your duty of care, as an office holder, to the Company.

12.           If for the validation of any of the undertakings in this Letter of Indemnification and Exemption any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid; provided that nothing in this Letter of Indemnification and Exemption shall require the Company to amend the Articles of Association.

13.           For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification and Exemption derogates from the Company’s right (but in no way should the Company be obligated) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without regard to the limitations set forth in Sections 5 and 6 above.

14.           If any undertaking included in this Letter of Indemnification and Exemption is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15.           This Letter of Indemnification and Exemption and the agreements herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without regard to the rules of conflicts of laws and the competent courts in Tel Aviv, Israel will have the sole and exclusive jurisdiction over any dispute arising from or in connection with this Letter of Indemnification and Exemption.

16.           This Letter of Indemnification and Exemption replaces any preceding letter of indemnification or arrangement for indemnification or release and exemption that may have been issued to you by the Company, provided however, that no previous exemption or release given to you from and against any liability for monetary or other damages due to or arising or resulting from, a breach of your duty of care, as an office holder, to the Company shall be adversely affected.

17.           Neither the settlement nor termination of any proceeding nor the failure of the Company to award indemnification or to determine that indemnification is payable shall create an adverse presumption that you are not entitled to indemnification hereunder. In addition, the termination of any proceeding by judgment or order (unless such judgment or order provides so specifically) or settlement, shall not create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that your action was unlawful.

18.           This Letter of Indemnification and Exemption shall be (a) binding upon all successors and assigns of the Company (including any transferee of all or a substantial portion of the business, stock and/or assets of the Company and any direct or indirect successor by merger or consolidation or otherwise by operation of law), and (b) binding on and shall inure to the benefit of your heirs, personal representatives, executors and administrators. This Letter of Indemnification and Exemption shall continue for your benefit and your heirs', personal representatives', executors' and administrators' benefit after you cease to be a director or other office holder of the Company.

19.          Except with respect to changes in the governing law which expand your right to be indemnified by the Company, no supplement, modification or amendment of this Letter of Indemnification and Exemption shall be binding unless executed in writing by each of the parties hereto. In the event of any change, after the date of this Letter of Indemnification and Exemption in any applicable law, statute or rule which expands the right of the Company to indemnify members of its Board of Directors, an officer or other corporate agent, it is the intent of the parties hereto that you shall enjoy by this Letter of Indemnification and Exemption the greater benefits so afforded by such change and such changes shall, to the fullest extent permitted by law, be, ipso facto, within the purview of your rights and the Company’s obligations pursuant to this Letter of Indemnification and Exemption.

20.          No waiver of any of the provisions of this Letter of Indemnification and Exemption shall be deemed or shall constitute a waiver of any other provisions of this Letter of Indemnification and Exemption (whether or not similar), nor shall such waiver constitute a continuing waiver.

21.          All notices and other communications required or permitted under this Letter of Indemnification and Exemption shall be in writing and shall be deemed delivered (i) if mailed, three (3) business days after mailing (unless mailed internationally, in which case it shall be deemed delivered five (5) business days after mailing), (ii) if by air courier, two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, (iv) if sent via facsimile, upon transmission and electronic (or other) confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic (or other) confirmation of receipt, and (iv) if sent by email, on the date of transmission or (if transmitted and received on a non-business day) on the first business day following transmission, except where a notice is received stating that such mail has not been successfully delivered.

This Letter of Indemnification and Exemption is being issued to you pursuant to the resolutions adopted by the Compensation Committee of the Board of Directors of the Company on July 26, 2021, and by the Board of Directors of the Company on July 27, 2021 and by the General Meeting of Shareholders of the Company on September 2, 2021.

This Letter of Indemnification and Exemption is effective as of the first date in which you became an office holder of the Company.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours, Compugen Ltd. By: Dr. Anat Cohen-Dayag Title: President & CEO Date: ________ __, 202_
Accepted and agreed to: Signature: _____________ Date: ______ __, 202_

Schedule A

1.
Negotiations, execution, delivery and performance of agreements on behalf of the Company including, inter alia, any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

2.	Any claim or demand made related to anti-competitive acts and acts of commercial wrongdoing.

3.	Any claim or demand made related to acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.

4.
Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company.

5.
Actions taken in connection with the intellectual property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

6.	Participation and/or non-participation at the Company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board meetings.

7.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision.

8.
Actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company, and any other transactions referred to in Sections 267A and/or 270 of the Companies Law.

9.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

10.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with the United States Securities and Exchange Commission and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.

11.
Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

12.	Actions in connection with the financial statements and/or reports of the Company, including the preparation thereof.

13.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.

14.
Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws.

15.
Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.

16.	Resolutions and/or actions relating to employment matters of the Company.

17.
Events, pertaining to the employment conditions of employees and to the employer - employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.

18.	Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company.

19.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

20.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

21.
Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment.

22.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release, spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

23.	Actions in connection with the Company’s development, use, sale, licensing, distribution, marketing or offer of products and/or services.

24.
Resolutions and/or actions relating to a merger of the Company, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.

25.
Resolutions and/or actions relating to investments in the Company and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

26.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure of the Company, or any of the Company's business operations to comply with any statute, law, ordinance, rule, regulation, order or decree.

27.	Class actions or derivative actions regarding the Company.

28.
Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.